ServiceSource Reports Third Quarter 2012 Financial Results

- *Reports revenue of $59.1 million, up 18% year-over-year*
- *Achieves Adjusted EBITDA of $4.8 million, up 60% year-over-year and non-GAAP EPS of $0.02 per diluted share*
- *Releases Renew OnDemand, the world's only cloud service application suite specially built to maximize recurring revenue*

SAN FRANCISCO, November 5, 2012 – ServiceSource® (Nasdaq: SREV), the global leader in recurring revenue management, today announced financial results for the quarter ended September 30, 2012.

"During our third quarter, in the face of some challenging headwinds, we hit several key milestones, including strong new additions to ACV and expansions in our customer base, revenue at the high end of the range and outperformance on EBITDA. In addition, we released Renew OnDemand™, the industry's only purpose-built cloud application for maximizing recurring revenue," stated Mike Smerklo, Chairman and CEO of ServiceSource.

Revenue for the third quarter of fiscal 2012 was $59.1 million, an increase of 18% compared with $50.1 million in the third quarter last year.

Adjusted EBITDA for the quarter, which excludes stock-based compensation, was $4.8 million, compared with $3.0 million for the third quarter of 2011.

GAAP net loss for the third quarter of 2012 was $3.6 million or $0.05 per share, compared with a net loss of $2.8 million, or $0.04 per share, in the same period last year.

Non-GAAP net income for the third quarter of 2012, which excludes stock-based compensation and the amortization of internally-developed software, was $1.9 million, or $0.02 per diluted share. This represented an increase over the third quarter of 2011 non-GAAP net income of $1.1 million, or $0.01 per diluted share.

David Oppenheimer, CFO added, "While we continue to be encouraged by our execution around our core growth strategies, our positive long-term outlook is balanced in the near-term by challenges in converting ACV to revenue for a handful of new engagements, the timing of signing new ACV in the year and weakening economic conditions, which are adversely impacting certain customers in our portfolio. As a result, we are revising our guidance with respect to revenue growth for the fourth quarter and fiscal 2012."

Recent Business Highlights

- ServiceSource released Renew OnDemand, the world's only cloud application suite built specifically to maximize recurring revenue.
- The company signed new customers, Qualcomm and CCH, a Wolters Kluwer business, as well as expansion agreements with BMC, Google and Microsoft, among others.

- The Company was named among the Top 500 Software Companies by Software Magazine, and Montclair Advisors listed ServiceSource as one of the 2012 Top 250 SaaS companies in the world.

Business Outlook

The Company provided the following commentary on its expected business outlook:

- **Fourth quarter 2012**: The Company expects revenue for the fourth quarter of 2012 to be in the range of $62.0 to $64.0 million, adjusted EBITDA of approximately $3.0 to $4.0 million, GAAP net loss of $5.8 to $6.8 million and non-GAAP net loss per share to be between breakeven a penny and two cents.

  Adjusted EBITDA and non-GAAP net income exclude stock-based compensation and amortization of internally-developed software. Non-GAAP earnings per share assume a tax rate of 40% and 80 million fully diluted shares outstanding.

- **Full year 2012:** Based on fourth quarter outlook, the Company is revising its revenue guidance for 2012 to be $238.0 to $240.0 million. Revised 2012 adjusted EBITDA guidance is estimated to be $15.5 to $16.5 million, GAAP net loss of $47.5 to $48.5 million and non-GAAP net income per diluted share in the range of six to eight cents. The Company's guidance for GAAP net loss reflects the $33.1 million one-time, non-cash tax charge recorded in the second quarter of 2012.

  Adjusted EBITDA and non-GAAP net income exclude stock-based compensation, the one-time tax charge and amortization of internally-developed software. Non-GAAP earnings per share assume a tax rate of 40% and 79 million shares outstanding.

Quarterly Conference Call

ServiceSource will discuss its quarterly results today via teleconference at 1:30 p.m. Pacific Time. To access the call within the U.S., please dial (877) 293-5486, or outside the U.S. (914) 495-8592, at least five minutes prior to the start time. A live webcast of the call will also be available at http://ir.servicesource.com/events.cfm under the Events & Presentations menu. A replay of the webcast will also be available on the Company's website at http://ir.servicesource.com.

About ServiceSource International, Inc.

ServiceSource is the global leader in recurring revenue management. The world's most successful companies rely on us to maximize subscription, maintenance and support revenue; improve customer retention; and increase business predictability and insight. ServiceSource delivers results with Renew OnDemand™, the world's only cloud application built specifically to manage and grow recurring revenue, which can be combined with our industry-leading services and unique pay-for-performance model.

With over a decade of experience focused exclusively in growing recurring revenue, our services and applications are based on proven best practices and global benchmarks. The Company is headquartered in San Francisco, and has over $7 billion under management for customers in more than 150 countries and 40 languages.

ServiceSource, and any ServiceSource product or service names or logos mentioned above, are trademarks of ServiceSource International, Inc. All other trademarks used herein belong to their respective owners.

For more information on ServiceSource, visit http://www.servicesource.com. To connect with ServiceSource, visit us on Twitter, Facebook, LinkedIn and YouTube.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding ServiceSource's future expected financial results, including its positive long-term outlook, the timing and our ability to convert ACV into revenue, our ability to improve the renewal rates of our customers, economic conditions and their impact on our customers, and the availability of our Renew OnDemand platform and its expected economic impact. These forward-looking statements are based on our current assumptions and beliefs, and involve risks and uncertainties that could cause our results to differ materially from those expressed or implied in our forward-looking statements. Those risks and uncertainties include, without limitation, changes in market conditions that impact our ability to generate service revenue on our customers' behalf; errors in estimates as to the service revenue we can generate for our customers; risks associated with material defects or errors in our software or the effect of data security breaches; our ability to effectively sell and implement our Renew OnDemand platform without significant disruptions to our customer base; our ability to adapt our solution to changes in the market or new competition; our ability to protect our intellectual property rights; general political, economic and market conditions and events; and other risks and uncertainties described more fully in our periodic reports and registration statements filed with the Securities and Exchange Commission, and can be obtained online at the Commission's website at http://www.sec.gov. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements.

The following tables reconcile (i) the business outlook net income (loss) to adjusted EBITDA; (ii) the business outlook net income (loss) to non-GAAP net income; and (iii) the business outlook net income (loss) per share to non-GAAP diluted earnings per share for the fourth quarter and full fiscal year.

ServiceSource International, Inc.
Business Outlook
Reconcilation of Net Income (Loss) to Adjusted EBITDA
($ in thousands, except per share amounts)

	Three Months Ended December 31, 2012		Twelve Month Ended December 31, 2012	
GAAP Net income (loss) range	$ (6,800) --	$ (5,800)	$ (48,500) --	$ (47,500)
Income tax (benefit) / expense		250		31,800
Interest & other expense, net		50		350
Depreciation & Amortization		3,500		10,600
EBITDA range	$ (3,000) --	$ (2,000)	$ (5,750) --	$ (4,750)
Stock-based compensation		6,000		21,250
Adjusted EBITDA Range	$ 3,000 --	$ 4,000	$ 15,500 --	$ 16,500

GAAP to Non-GAAP Reconcillation

	Three Months Ended December 31, 2012		Twelve Month Ended December 31, 2012	
GAAP net income (loss) range	$ (6,800) --	$ (5,800)	$ (48,500) --	$ (47,500)
Non-GAAP adjustments:				
Stock-based compensation		6,000		21,250
Amortization of internally-developed software		1,450		3,500
Income tax effect on non-GAAP adjustments and impact of normalizing the effective income tax rate	290	(110)	28,980	28,580
Non-GAAP net income	$ 940 --	$ 1,540	$ 5,230 --	$ 5,830

	Three Months Ended December 31, 2012		Twelve Month Ended December 31, 2012	
GAAP diluted net income (loss) per share	$ (0.09) --	$ (0.07)	$ (0.61) --	$ (0.60)
Non-GAAP adjustments:				
Stock-based compensation		0.08		0.27
Amortization of internally-developed software		0.02		0.04
Income tax effect on non-GAAP adjustments and impact of normalizing the effective income tax rate		0.00		0.36
Non-GAAP diluted net income per share	$ 0.01 --	$ 0.02	$ 0.06 --	$ 0.08
Shares used in calculating diluted net income per share on a non-GAAP basis		80,000		79,000

ServiceSource International, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Net revenue..	$ 59,090	$ 50,088	$ 176,358	$ 144,722
Cost of revenue (1)...	34,544	28,034	101,002	82,399
Gross profit..	24,546	22,054	75,356	62,323
Operating expenses				
Sales and marketing (1)..	13,512	12,144	41,158	34,664
Research and development (1)...................................	4,416	3,547	13,295	9,650
General and administrative (1)..................................	10,000	8,969	30,639	24,692
Total operating expenses..	27,928	24,660	85,092	69,006
Loss from operations..	(3,382)	(2,606)	(9,736)	(6,683)
Interest expense..	(70)	(27)	(180)	(349)
Other income (expense), net..	190	309	(124)	(662)
Loss before income taxes	(3,262)	(2,324)	(10,040)	(7,694)
Income tax provision (benefit)......................................	322	501	31,589	(21,152)
Net income (loss)...	$ (3,584)	$ (2,825)	$ (41,629)	$ 13,458
Net income (loss) per common share:				
Basic..	$ (0.05)	$ (0.04)	$ (0.56)	$ 0.21
Diluted..	$ (0.05)	$ (0.04)	$ (0.56)	$ 0.19
Weighted-average shares used in computing net income (loss) per common share:				
Basic..	74,667	69,464	73,994	69,989
Diluted..	74,667	69,464	73,994	72,208

(1) Includes stock-based compensation expense as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Cost of revenue...	$ 763	$ 470	$ 2,050	$ 1,286
Sales and marketing..	2,180	1,111	5,836	2,981
Research and development..	562	327	1,455	864
General and administrative..	2,148	1,060	5,919	2,973
Total stock-based compensation..................................	$ 5,653	$ 2,968	$ 15,260	$ 8,104

ServiceSource International, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30, 2012		December 31, 2011	
Assets				
Current assets:				
Cash and cash equivalents..	$	110,277	$	65,983
Short-term investments...		-		42,882
Accounts receivable, net...		58,506		54,095
Current portion of deferred income taxes......................		363		3,526
Prepaid expenses and other..		6,965		7,945
Total current assets...		176,111		174,431
Property and equipment, net...		35,332		26,840
Deferred income taxes, net of current portion.....................		1,496		30,238
Other assets, net...		1,193		1,118
Goodwill...		6,334		6,334
Total assets..	$	220,466	$	238,961
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable...	$	5,577	$	8,617
Accrued taxes..		1,026		924
Accrued compensation and benefits...............................		16,775		21,749
Other accrued liabilities (including deferred revenue of $2,815 and $593 at September 30, 2012 and December 31, 2011, respectively)…………………..		9,237		7,639
Current portion of capital lease obligations..................		733		706
Total current liabilities...		33,348		39,635
Long-term obligations...		6,060		2,310
Total liabilities..		39,408		41,945
Stockholders' equity:				
Common stock..		8		7
Treasury stock...		(441)		(441)
Additional paid-in capital...		203,667		177,796
Retained earnings (accumulated deficit).......................		(22,213)		19,416
Accumulated other comprehensive income.................		37		238
Total stockholders' equity...		181,058		197,016
Total liabilities and stockholders' equity...........................	$	220,466	$	238,961


ServiceSource International, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)


	Nine Months Ended September 30,	
	2012	**2011**
Cash flows from operating activities		
Net income (loss)	$(41,629)	$13,458
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	7,092	7,109
Loss on disposal of fixed assets	-	46
Amortization of deferred financing costs	135	325
Accretion on premium on short-term investments	577	87
Deferred income taxes	32,534	(22,229)
Stock-based compensation	15,260	8,104
Tax benefit from stock-based compensation	(266)	(2,382)
Changes in operating assets and liabilities:		
Accounts receivable	(4,237)	6,433
Prepaid expenses and other	734	(2,169)
Accounts payable	(1,087)	73
Accrued taxes	85	3,201
Accrued compensation and benefits	(5,094)	3,410
Accrued payables to customers	-	(30,640) *
Other accrued liabilities	5,050	789
Net cash provided by (used in) operating activities	9,154	(14,385)
Cash flows from investing activities		
Acquisition of property and equipment	(17,049)	(8,784)
Purchases of short-term investments, net	(31,100)	(47,854)
Sales of marketable securities	52,050	961
Maturities of marketable securities	21,415	1,000
Net cash provided by (used in) investing activities	25,316	(54,677)
Cash flows from financing activities		
Net proceeds from issuance of common stock in initial public offering and follow-on offering	-	111,105
Proceeds from revolving credit facility	-	23,424
Repayment of revolving credit facility	-	(23,424)
Repayments of long-term debt and capital leases	(234)	(15,747)
Payments of deferred debt issuance costs	-	(200)
Proceeds from common stock issuances	10,279	7,198
Tax benefit from stock-based compensation	266	2,382
Net cash provided by financing activities	10,311	104,738
Net increase (decrease) in cash and cash equivalents	44,781	35,676
Effect of exchange rate changes on cash and cash equivalents	(487)	(35)
Cash and cash equivalents at beginning of period	65,983	22,652
Cash and cash equivalents at end of period	$110,277	$58,293

* Activity in 2011 resulted from $18.1 million in payments to Oracle/Sun and the related settlement of accrued payables owed to Oracle/Sun and amounts owed to the Company by Oracle/Sun.

Use of Non-GAAP Financial Measures

To supplement its financial statements presented in accordance with generally accepted accounting principles, or GAAP, ServiceSource also provides investors with non-GAAP gross profit, net income, net income per share and Adjusted EBITDA. A reconciliation of these non-GAAP financial measures to the closest GAAP financial measure is presented in the financial tables below under the heading, "GAAP to Non-GAAP Reconciliation."

ServiceSource believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing its on-going core operations and prospects for the future and provides an additional tool for investors to use in comparing ServiceSource's financial results with other companies in the industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP gross profit consists of gross profit plus stock based compensation and amortization of internally-developed software.

Non-GAAP net income consists of net income (loss) plus stock-based compensation, amortization of internally-developed software and applying an income tax rate of 40% reflecting our estimated tax expense on our core operations. Accordingly, our non-GAAP calculation of net income has excluded a one-time, non-cash income tax charge of $33.1 million recorded during the period ended June 30, 2012 related to a valuation allowance for a substantial portion of the company's deferred tax assets. Results for the nine months ended September 30, 2011 reflect a one-time tax benefit related to the conversion of ServiceSource from a limited liability corporation to a Delaware corporation, which has also been excluded from the calculation of non-GAAP net income. Stock-based compensation expenses are expected to vary depending on the number of new grants issued, changes in the company's stock price, stock market volatility, expected option lives and risk-free rates of return, all of which are difficult to estimate.

EBITDA consists of net income (loss) plus depreciation and amortization, interest expense, other expenses, net, and income tax expense and a deduction for income tax benefit. Adjusted EBITDA consists of EBITDA plus non-cash, stock-based compensation expense. ServiceSource uses Adjusted EBITDA as a measure of operating performance because it assists the company in comparing performance on a consistent basis, as it removes from the operating results the impact of the company's capital structure.

These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States.

ServiceSource International, Inc.
Reconciliation of Net Income (Loss) to Adjusted EBITDA
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	**2011**	**2012**	**2011**
Net income (loss)...................................	$ (3,584)	$(2,825)	$(41,629)	$13,458
Income tax provision (benefit)..............	322	501	31,589	(21,152)
Interest expense.....................................	70	27	180	349
Other income (expense), net..................	(190)	(309)	124	662
Depreciation...	2,504	2,621	7,092	7,109
EBITDA..	(878)	15	(2,644)	426
Stock-based compensation...................	5,653	2,968	15,260	8,104
Adjusted EBITDA.................................	$ 4,775	$ 2,983	$ 12,616	$ 8,530

ServiceSource International, Inc.
GAAP To Non-GAAP Reconciliation
(Dollars in thousands, except per share amounts)
(unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2012	2011	2012	2011
Gross Profit					
GAAP gross profit		$ 24,546	$ 22,054	$ 75,356	$ 62,323
Non-GAAP adjustments:					
Stock-based compensation	(A)	763	470	2,050	1,286
Amortization of internally-developed software	(B)	432	389	890	1,196
Non-GAAP gross profit		$ 25,741	$ 22,913	$ 78,296	$ 64,805
Gross Profit %					
GAAP gross profit		42%	44%	43%	43%
Non-GAAP adjustments:					
Stock-based compensation	(A)	1%	1%	1%	1%
Amortization of internally-developed software	(B)	1%	1%	1%	1%
Non-GAAP gross profit		44%	46%	44%	45%
Certain totals do not add due to rounding					
Operating Expenses					
GAAP operating expenses		$ 27,928	$ 24,660	$ 85,092	$ 69,006
Stock-based compensation	(A)	(4,890)	(2,498)	(13,210)	(6,818)
Amortization of internally-developed software	(B)	(355)	(789)	(1,167)	(1,922)
Non-GAAP operating expenses		$ 22,683	$ 21,373	$ 70,715	$ 60,266
Net Income (Loss)					
GAAP net income (loss)		$ (3,584)	$ (2,825)	$ (41,629)	$ 13,458
Non-GAAP adjustments:					
Stock-based compensation	(A)	5,653	2,968	15,260	8,104
Amortization of internally-developed software	(B)	787	1,178	2,057	3,118
One-time tax items	(C)	-	-	33,072	(21,417)
Income tax effect on non-GAAP adjustments and impact of normalizing the effective income tax rate	(D)	(949)	(228)	(4,394)	(1,147)
Non-GAAP net income		$ 1,907	$ 1,093	$ 4,366	$ 2,116
Diluted Net Income (Loss) Per Share					
GAAP diluted net income (loss) per share		$ (0.05)	$ (0.04)	$ (0.56)	$ 0.19
Non-GAAP adjustments:					
Stock-based compensation	(A)	0.07	0.04	0.20	0.11
Amortization of internally-developed software	(B)	0.01	0.01	0.03	0.04
One-time tax items	(C)	-	-	0.42	(0.30)
Income tax effect on non-GAAP adjustments and impact of normalizing the effective income tax rate	(D)	(0.01)	0.00	(0.06)	(0.01)
Non-GAAP diluted net income per share		$ 0.02	$ 0.01	$ 0.03	$ 0.03
Shares used in calculating diluted net income per share on a non-GAAP basis		79,859	77,093	78,220	72,208

Footnotes to GAAP to Non-GAAP Reconciliation

(A) *Stock-based compensation.* Included in our GAAP presentation of cost of revenue and operating expenses, stock-based compensation consists of expenses for stock options and awards and purchase rights under our stock purchase plan. We exclude stock-based compensation expense from our non-GAAP measures because some investors may view it as not reflective of our core operating performance as it is a non-cash expense.

(B) *Amortization of internally-developed software.* Included in our GAAP presentation of cost of revenue and operating expenses, amortization of internally-developed software reflects non-cash expense for certain software purchases and software developed or obtained for internal use. We exclude these expenses from our non-GAAP measures because we believe they are not indicative of our core operating performance.

(C) *One-time tax items.* We elected to be treated as a corporation under Subchapter C of Chapter 1 of the United States Internal Revenue Code, effective March 1, 2011, and therefore became subject to federal and state tax expense beginning March 1, 2011. As a result of this tax election, we recorded a net deferred tax asset and a one-time non-cash tax benefit of $21.4 million in the first quarter of 2011. During the second quarter of 2012, we recorded a $33.1 million non-cash charge against a substantial portion of our deferred tax assets, much of which was recorded in connection with electing to be treated as a corporation, because the recoverability of these items for financial reporting purposes is uncertain. We have excluded these items from our non-GAAP measures because they are non-recurring and unique, they are non-cash in nature and are not indicative of our core operating performance.

(D) *Income tax effect on non-GAAP adjustments and impact of normalizing the effective income tax rate.* This adjusts the provision for income taxes to reflect the effect of the non-GAAP items A, B and C noted above on our non-GAAP net income and adjusts the income tax rate to a normalized effective tax rate of 40%.

ServiceSource International, Inc.

Revenue by Segment

(In thousands)

(unaudited)

| | Three Months Ended September 30, | | | |
| | 2012 | | 2011 | |
	$	% of Revenue	$	% of Revenue
NALA..................	$ 37,647	64%	$ 31,952	64%
EMEA..................	14,159	24%	12,365	25%
APJ......................	7,284	12%	5,771	11%
	$ 59,090	100%	$ 50,088	100%

| | Nine Months Ended September 30, | | | |
| | 2012 | | 2011 | |
	$	% of Revenue	$	% of Revenue
NALA..................	$ 110,720	63%	$ 88,383	61%
EMEA..................	45,425	26%	41,612	29%
APJ......................	20,213	11%	14,727	10%
	$ 176,358	100%	$ 144,722	100%

Investor Relations Contact for ServiceSource:

Mike Magaro
ServiceSource International, Inc.
(415) 901-1168
mmagaro@servicesource.com